UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, May 23, 2016

Mr. Carlos Pavez Tolosa

Superintendent

Superintendence of Securities and Insurance

Ref: Material Fact – Cancelation of BDR Program in Brazil

Dear Superintendent:

In accordance with articles 9° and 10° of Securities Market Law No. 18.045 of the Mercado de Valores, established by General Regulation No. 30, and being duly authorized thereto, I hereby inform you of a material fact from LATAM Airlines Group S.A. (hereafter, “LATAM” or the “Company”), Securities register No. 306, the following:

a)	On April 5th, 2016, LATAM issued a Material Fact to inform of the cancellation of the Brazilian Depository Receipts (“BDRs”) program of LATAM Airlines Group S.A., which must be performed in accordance with the approved procedure described in this communication (hereafter, the “Cancellation Procedure”).
b)	According to the Cancellation Procedure, the terms of which were published by LATAM on the 7th of April, 2016 in the “Diario Oficial do Estado de São Paulo”, “Valor Econômico”, and on the website of LATAM http://www.latamairlinesgroup.net (hereafter, the “Notice”), on May 9th, 2016, the deadline passed for the bondholders of BDRs to exercise their option to keep the underlying common shares of the BDRs (the “Shares”); and BM&FBOVERSPA blocked, on May 23rd, 2016, the respective balances of the holders of BDRs who chose to adhere to the procedure for sale of the shares on the Santiago Stock Exchange – Santiago Exchange, through the procedure called Sale Facility.
c)	In conjunction with said blocking, a theoretical sale value of $4,333.80 (four thousand three hundred thirty-three and eighty cents, in the legal tender of Chile) was attributed, corresponding to the market value of the shares on the 23rd of May, 2016, with an equivalent in Brazilian Reais of R$22.25 (twenty-two reais and twenty-five cents, in the legal tender of Brazil) per Share, converted based on the currency exchange rate “PTAX”, defined as the average of currency exchange sales made in the currency exchange market on the 23rd of May, 2016, average reported by means of the website of the Central Bank of Brazil.
d)	More information and instructions relative to the Cancellation Procedure can be attained in the Material Fact published on April 5th and the Notice.

e)	Finally, LATAM informs that the next Material Fact relating to the Cancellation Procedure is to be published on the 9th of June, 2016, in order to report the total amount of shares sold in Chile under the procedure named Sale Facility, the average price in Chilean pesos per BDR, the date of payment to the holders of BDRs, the final price in Reais, legal tender of currency to be paid for each BDR, among other relevant information regarding the sale of the shares.

Cordially,

Cristián Toro Cañas

Vice-president Legal

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO